SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ/MF) 00.108.786/0001 -65

VIVAX S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ/MF) no. 01.402.946/0001 -47

NOTICE TO SHAREHOLDERS

Net Serviços de Comunicação S.A. (“NET”) and Vivax S.A. (“Vivax”) (jointly the “Companies”), informs its shareholders that the corporate restructuring involving the Companies (“Restructuring”) was approved at the extraordinary general meetings of NET and Vivax held on June 11, 2007 (respectively, “AGE NET” and “AGE Vivax”).

1. Restructuring Stages: The implementation of the Restructuring involved two different and subsequent stages: (i) the first of them involved the merger of Brasil TV a Cabo Participações S.A. (“BTVC”) into the shareholders’ equity of Vivax, with the consequent extinguishment of BTVC; and (ii) subsequently the merger to NET’s shareholders’ equity of the shares issued by Vivax which, on the date of the merger, were not held by it, with the consequent conversion of Vivax into a wholly-owned subsidiary of NET (“Merger of Vivax Shares”).

2. Right to Withdraw: The Merger of Vivax Shares sets forth the possibility of the exercise of the right to withdraw by shareholders of Vivax and shareholders holding common shares of NET which differ from the resolution, rights which may be exercised by the respective shareholders within 30 (thirty) days after the publication of this notice to shareholders and respective minutes of the Extraordinary General Meeting of NET (AGE NET) and Extraordinary General Meeting of Vivax (AGE Vivax), observing the applicable legal basis (Article 252, paragraphs 1 and 2 of Law no. 6,404/76). The right to withdraw is ensured only concerning the interest which was provenly held by the shareholder before the opening of the trading floor as of May 23, 2007, publication date of the material fact used as reference for the application of Paragraph 1 of Article 137 of Law no. 6,404/76. The shareholders holding preferred shares issued by NET will not have the right to withdraw once these shares comply with the liquidity and dilution requirements in Subsection II to Article 137 of Law no. 6,404/76.

2.1 The shareholders shall choose the right to withdraw in the period between June 12 and July 12, 2007, inclusively, in accordance with the following procedures:

(a) The shareholders who have shares free and clear from any burden or encumbrance held in custody with Banco Itaú S.A., depository institution of the Company’s shares, and who wish to exercise the right to withdraw, shall require it by means of a written notarized document, mentioning the number of shares, also presenting a certified copy of the following documents:

(i) Individual shareholder: Individual Taxpayer’s Register (CPF/MF), Identity Card (RG) and updated proof of residence; or (ii) Corporate shareholder: Corporate Taxpayer’s ID (CNPJ), Minutes, Bylaws and respective changes, as well as the documents of the partners/legal representatives (CPF/MF, RG and updated proof of residence).

The Shareholders to be represented by an attorney-in-fact shall submit, in addition to the documents referred to above, the respective power of attorney, which shall have special powers for the exercise of the right to withdraw and the reimbursement request.

The aforementioned documentation shall be submitted to any Banco Itaú S.A. branch, specialized in capital markets, which are located in the following addresses:

(i) Belo Horizonte - Rua João Pinheiro, 195, Térreo;
(ii) Brasília - SC Sul, quadra 3, Ed. D'Angela, Sobreloja;
(iii) Curitiba - Rua João Negrão, 65;
(iv) Porto Alegre: - Rua Sete de Setembro, 746;
(v) Rio de Janeiro - Rua Sete de Setembro, 99, Subsolo;
(vi) Salvador - Avenida Estados Unidos, 50, 2° andar, Ed. Sesquicentenário; e (vii) São Paulo - Rua Boa Vista, 176, Subsolo.

(b) The shareholders holding shares free and clear of any burden or encumbrance held in custody with the Brazilian Clearing and Depository Corporation (CBLC), shall require the right to withdraw by means of its custody agents.

3. Reimbursement – Vivax Shareholders: The shareholders holding common or preferred shares issued by Vivax who exercise the right to withdraw in view of the resolution which approved the Merger of Shares of Vivax will be reimbursed, as per option to be exercised by dissenting shareholders, based: (i) on the book net equity value of shares issued by Vivax (Article 45 of Law no. 6,404/76) which corresponds to R$3.16 (three reais and sixteen centavos) per share; or (ii) on the net equity value of the shares issued by Vivax calculated at market prices (Article 264, Paragraph 3, of Law no. 6,404/76), which corresponds to R$2.89 (two reais and eighty nine centavos) per share.

4. Reimbursement – NET Shareholders: The shareholders holding common shares issued by NET which exercise the right to withdraw in view of the resolution which approved the Merger of Shares of Vivax will be reimbursed based on the book net equity value of the shares issued by NET (Article 45 of Law no. 6,404/76), which corresponds to R$4.28 (four reais and twenty eight centavos) per share. As mentioned above, the shareholders holding preferred shares issued by NET do not hold the right to withdraw once these shares comply with the liquidity and dilution rights included in Subsection II to Article 137 of Law no. 6,404/76.

5. Reimbursement payment: The reimbursement payment to dissenting shareholders of NET and Vivax is estimated to take place within ten days counted from the notice to the market of the dissidence right, as per Notice to Shareholders which will be published for this purpose.

6. Special Balance Sheet Drawing up: The shareholders of Vivax and NET which exercise the right to withdraw may, for purposes of the reimbursement amount calculation, demand the special balance sheet drawing up, pursuant to the provisions in paragraph 2 of Article 45 of Law 6,404/76. The written manifestation received between June 12 and July 12, 2007 will be considered appropriate, inclusively, the reimbursement payment will depended on the effective consecution of the operation, as provided for in article 230 of Law 6,404/76. In the cases the special balance sheet drawing up of NET or Vivax is demanded, the shareholder will receive 80% of the reimbursement amount, and the balance, if there is any, will be paid within the term of 120 days, counted from the resolution date of the respective Meetings, in compliance with provisions in Paragraph 3 of Article 137.

7. Fractions of Shares: The relation of replacement of shares resulted in a fractioning of shares, reason why non-controlling shareholders of Vivax may, in the period between June 12 and July 12, 2007, adjust their shareholding, upon the trading, by means of authorized brokerage firms chosen by them.

8. Sale of Fractions of Shares: After June 12 and July 12, 2007, possible fractions of remaining shares of non-controlling shareholders of Vivax who do not adjust their shareholding, will be separated and grouped into whole numbers and subsequently sold by NET in an auction to be held on the São Paulo Stock Exchange - BOVESPA, and the net values resulting from the sale of the referred shares made available to its holders, as from the payment star date set forth in conformity with the notice to shareholders to be published for this purpose.

The main terms and conditions of the Restructuring will be informed to the market by means of Material Facts published on October 12, 2006, December 5, 2006, May 16, 2007 and May 23, 2007.

São Paulo, June 12, 2007

NET SERVIÇOS DE COMUNICAÇÃO S.A.
João Adalberto Elek Jr.
Chief Financial Officer and Investor Relations Officer

VIVAX S.A.
João Adalberto Elek Jr.
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2007

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.